Exhibit 99.1

 Opening doors to the future®

Press Release

DENVER, CO – February 6, 2024

Contact: Trent Trujillo
Email: ttrujillo@udr.com

UDR ANNOUNCES FOURTH QUARTER AND FULL-YEAR 2023 RESULTS, ESTABLISHES 2024 GUIDANCE RANGES, AND INCREASES DIVIDEND

UDR, Inc. (the "Company") (NYSE: UDR), announced today its fourth quarter and full-year 2023 results and has posted a related Investor Presentation to its website at ir.udr.com. Net Income, Funds from Operations ("FFO"), FFO as Adjusted ("FFOA"), and Adjusted FFO ("AFFO") per diluted share for the quarter and full-year ended December 31, 2023 are detailed below.

Metric	Quarter Ended December 31				
	4Q 2023 Actual	4Q 2023 Guidance	4Q 2022 Actual	$ Change vs. Prior Year Period	% Change vs. Prior Year Period
Net Income per diluted share	$0.10	$0.08 to $0.10	$0.13	$(0.03)	(23)%
FFO per diluted share	$0.61	$0.62 to $0.64	$0.56	$0.05	9%
FFOA per diluted share	$0.63	$0.62 to $0.64	$0.61	$0.02	3%
AFFO per diluted share	$0.54	$0.56 to $0.58	$0.53	$0.01	2%

Metric	Full-Year ("FY") Ended December 31				
	FY 2023 Actual	FY 2023 Guidance	FY 2022 Actual	$ Change vs. Prior Year Period	% Change vs. Prior Year Period
Net Income per diluted share	$1.34	$1.32 to $1.34	$0.26	$1.08	415%
FFO per diluted share	$2.45	$2.45 to $2.47	$2.20	$0.25	11%
FFOA per diluted share	$2.47	$2.46 to $2.48	$2.33	$0.14	6%
AFFO per diluted share	$2.21	$2.23 to $2.25	$2.11	$0.10	5%

- Same-Store ("SS") results for the fourth quarter 2023 versus the fourth quarter 2022, fourth quarter 2023 versus the third quarter 2023, and full-year 2023 versus full-year 2022 are summarized below.

SS Growth / (Decline)	Concessions reflected on a **straight-line basis:**			Concessions reflected on a **cash basis:**		
	Year-Over-Year ("YOY"): 4Q 2023 vs. 4Q 2022	Sequential: 4Q 2023 vs. 3Q 2023	FY 2023 vs. FY 2022	YOY: 4Q 2023 vs. 4Q 2022	Sequential: 4Q 2023 vs. 3Q 2023	FY 2023 vs. FY 2022
Revenue	2.5%	(0.7)%	6.2%	2.6%	(0.7)%	5.6%
Expense	3.0%	(3.7)%	4.7%	3.0%	(3.7)%	4.7%
Net Operating Income ("NOI")	2.3%	0.7%	6.8%	2.4%	0.6%	6.0%

- During the fourth quarter, the Company,
    - Acquired One Upland, a 262-home apartment community in suburban Boston, MA, for $114.3 million (or $58.3 million at UDR's 51 percent share) through its joint venture with LaSalle Investment Management.
    - Sold The Arbory, a 276-home apartment community in Portland, OR, for gross proceeds of $78.6 million.
    - Entered into an agreement to sell Crescent Falls Church, a 214-home apartment community in Metropolitan Washington, D.C., for gross proceeds of $100.0 million. The transaction is expected to close in the first quarter of 2024.

1

o Agreed to accept the third-party developer's equity interest affiliated with UDR's $45.2 million preferred equity joint venture investment in a 173-home apartment community located in Oakland, CA. As a result of the agreement, the Company began consolidating the joint venture in December 2023 and recorded a non-cash investment loss of $24.3 million, or approximately $0.07 of net income per diluted share, in the fourth quarter 2023. The transfer closed in January 2024 and the Company rebranded the community as the Residences at Lake Merritt.

o Achieved stabilized occupancy at The MO, a $145.0 million, 300-home apartment community developed in Washington, D.C.

o Published its fifth annual ESG report and concurrently announced that it earned the Regional Sector Leader designation from GRESB. Additionally, the Company was named to Newsweek's annual list of America's Most Responsible Companies for the third consecutive year.

"2023 was another solid year with 6 percent FFOA per share growth," said Tom Toomey, UDR's Chairman and CEO. "The long-term fundamental outlook for the Multifamily sector is positive due to continued employment gains, a high propensity to rent, and attractive relative affordability versus other forms of housing. However, elevated new supply deliveries in 2024 suggest near-term market rent growth will be more muted compared to long-term averages. Nonetheless, UDR is a full-cycle investment with a history of relative outperformance through volatile economic periods due to our strong operating and capital markets acumen, innovative culture, and investment grade balance sheet."

Outlook[1]
As shown in the table below, the Company has established the following guidance ranges for the first quarter and full-year 2024 for Net Income per share, FFO per share, FFOA per share, AFFO per share, and same-store growth.

	1Q 2024 Outlook	4Q 2023 Actual	Full-Year 2024 Outlook	Full-Year 2023 Actual
Net Income per diluted share	$0.13 to $0.15	$0.10	$0.33 to $0.45	$1.34
FFO per diluted share	$0.60 to $0.62	$0.61	$2.36 to $2.48	$2.45
FFOA per diluted share	$0.60 to $0.62	$0.63	$2.36 to $2.48	$2.47
AFFO per diluted share	$0.56 to $0.58	$0.54	$2.10 to $2.22	$2.21
YOY Growth: concessions reflected on a straight-line basis:				
SS Revenue	N/A	2.5%	0.0% to 3.0%	6.2%
SS Expense	N/A	3.0%	4.25% to 6.25%	4.7%
SS NOI	N/A	2.3%	(1.75)% to 1.75%	6.8%

[1] Additional assumptions for the Company's first quarter and full-year 2024 outlook can be found on Attachment 13 of the Company's related quarterly Supplemental Financial Information ("Supplement"). A reconciliation of FFO per share, FFOA per share, and AFFO per share to GAAP Net Income per share can be found on Attachment 14(D) of the Company's related quarterly Supplement. Non-GAAP financial measures and other terms, as used in this earnings release, are defined and further explained on Attachments 14(A) through 14(D), "Definitions and Reconciliations," of the Company's related quarterly Supplement.

Fourth Quarter 2023 and January 2024 Results
In the fourth quarter, total revenue increased by $13.6 million YOY, or 3.4 percent, to $413.3 million. This increase was primarily attributable to growth in revenue from Same-Store communities and growth from past accretive external investments.

"We ended 2023 with positive trends across occupancy, resident turnover, and concessions. For January 2024, same-store occupancy remained high at greater than 97 percent, new lease rate growth improved versus December, and resident turnover was lower YOY for the ninth consecutive month," said Mike Lacy, UDR's Senior Vice President of Operations. "While elevated supply is expected to result in reduced pricing power throughout 2024 versus historical averages, resident financial health remains resilient, relative affordability favors apartments, and we continue to drive incremental income from our innovative operating initiatives."

In the tables below, the Company has presented YOY, sequential, and year-to-date ("YTD") Same-Store results by region, with concessions accounted for on both cash and straight-line bases.

Summary of Same-Store Results in Fourth Quarter 2023 versus Fourth Quarter 2022

Region	Revenue Growth / (Decline)	Expense Growth / (Decline)	NOI Growth / (Decline)	% of Same-Store Portfolio[1]	Physical Occupancy[2]	YOY Change in Occupancy
West	1.8%	0.6%	2.3%	30.9%	96.6%	0.4%
Mid-Atlantic	4.2%	3.5%	4.6%	20.8%	97.2%	0.3%
Northeast	4.2%	6.8%	3.0%	18.7%	97.1%	0.1%
Southeast	1.7%	1.7%	1.7%	14.4%	96.9%	0.3%
Southwest	(0.1)%	1.9%	(1.2)%	8.9%	97.0%	0.2%
Other Markets	1.6%	3.1%	1.0%	6.3%	96.9%	0.4%
Total (Cash)	**2.6%**	**3.0%**	**2.4%**	**100.0%**	**96.9%**	**0.2%**
Total (Straight-Line)	**2.5%**	**3.0%**	**2.3%**	**-**	**-**	**-**

[1] Based on 4Q 2023 Same-Store NOI. For definitions of terms, please refer to the "Definitions and Reconciliations" section of the Company's related quarterly Supplement.

[2] Weighted average Same-Store physical occupancy for the quarter.

Summary of Same-Store Results in Fourth Quarter 2023 versus Third Quarter 2023

Region	Revenue Growth / (Decline)	Expense Growth / (Decline)	NOI Growth / (Decline)	% of Same-Store Portfolio[1]	Physical Occupancy[2]	Sequential Change in Occupancy
West	(1.1)%	(2.9)%	(0.5)%	30.9%	96.6%	(0.1)%
Mid-Atlantic	(0.4)%	(4.9)%	1.6%	20.8%	97.2%	0.3%
Northeast	(0.1)%	(4.6)%	2.3%	18.7%	97.1%	0.4%
Southeast	(0.7)%	(4.3)%	0.9%	14.4%	96.9%	0.5%
Southwest	(1.1)%	(0.3)%	(1.5)%	8.9%	97.0%	0.2%
Other Markets	(1.1)%	(4.7)%	0.4%	6.3%	96.9%	0.3%
Total (Cash)	**(0.7)%**	**(3.7)%**	**0.6%**	**100.0%**	**96.9%**	**0.2%**
Total (Straight-Line)	**(0.7)%**	**(3.7)%**	**0.7%**	**-**	**-**	**-**

[1] Based on 4Q 2023 Same-Store NOI. For definitions of terms, please refer to the "Definitions and Reconciliations" section of the Company's related quarterly Supplement.

[2] Weighted average Same-Store physical occupancy for the quarter.

Summary of Same-Store Results Full-Year 2023 versus Full-Year 2022

Region	Revenue Growth / (Decline)	Expense Growth / (Decline)	NOI Growth / (Decline)	% of Same-Store Portfolio[1]	Physical Occupancy[2]	YOY Change in Occupancy
West	4.2%	4.1%	4.2%	31.5%	96.5%	0.1%
Mid-Atlantic	5.3%	4.8%	5.6%	20.8%	96.9%	(0.1)%
Northeast	7.4%	6.2%	8.0%	17.7%	97.1%	(0.1)%
Southeast	7.4%	5.5%	8.4%	14.4%	96.4%	(0.4)%
Southwest	5.1%	2.7%	6.5%	9.1%	96.7%	(0.2)%
Other Markets	5.1%	4.6%	5.3%	6.5%	96.8%	0.0%
Total (Cash)	**5.6%**	**4.7%**	**6.0%**	**100.0%**	**96.7%**	**(0.1)%**
Total (Straight-Line)	**6.2%**	**4.7%**	**6.8%**	**-**	**-**	**-**

[1] Based on full-year 2023 Same-Store NOI. For definitions of terms, please refer to the "Definitions and Reconciliations" section of the Company's related quarterly Supplement.

[2] Weighted average Same-Store physical occupancy for the year.

Transactional Activity

During the quarter, the Company,

- Acquired One Upland, a 262-home apartment community located in suburban Boston, MA, for $114.3 million ($58.3 million at UDR's 51 percent share), or $436,000 per apartment home, and placed $45.7 million of debt on the property, through its joint venture with LaSalle Investment Management. Under the terms of the joint venture agreement, UDR will earn acquisition, financing, asset management, property management, and construction management fees, and will receive a promote if certain return thresholds are achieved. The eight-year-old community is proximate to wholly owned UDR communities, which the Company expects should drive additional operating efficiencies through the implementation of its Platform and other operating initiatives.

- Sold The Arbory, a 276-home apartment community in Portland, OR, for total gross proceeds of $78.6 million, or $285,000 per apartment home. At the time of sale, the 5-year-old community had a weighted average monthly revenue per occupied home of $2,157 and physical occupancy of 95.9 percent.

- Entered into an agreement to sell Crescent Falls Church, a 214-home apartment community with approximately 6,400 square feet of retail space in Metropolitan Washington, D.C., for gross proceeds of $100.0 million. During the fourth quarter, the 14-year-old community had a weighted average monthly revenue per occupied home of $3,385 and physical occupancy of 97.9 percent. The transaction is expected to close in the first quarter of 2024.

Development Activity and Other Projects

During the quarter, the Company achieved stabilized occupancy at The MO, a $145.0 million, 300-home apartment community developed in the Union Market area of Washington, D.C.

At the end of the fourth quarter, the Company's development pipeline totaled $187.5 million and was 86 percent funded, with only $27.1 million remaining to fund. The Company's active development pipeline includes two communities, one each in the Addison submarket of Dallas, TX, and Tampa, FL, for a combined 415 apartment homes.

Developer Capital Program ("DCP") Portfolio

During the quarter, the Company agreed to accept the third-party developer's equity interest affiliated with UDR's $45.2 million preferred equity joint venture investment in a 173-home apartment community located in Oakland, CA. As a result of the agreement, the Company began consolidating the joint venture in December 2023 and recorded a non-cash investment loss of $24.3 million, or approximately $0.07 of net income per diluted share, in the fourth quarter 2023. The transfer closed in January 2024 and the Company rebranded the community as the Residences at Lake Merritt.

At the end of the fourth quarter, the Company's commitments under its DCP platform totaled $476.6 million with a contractual weighted average return rate of 10.0 percent and a weighted average estimated remaining term of 2.9 years.

Capital Markets and Balance Sheet Activity

"Strong liquidity, our ability to source capital through joint venture transactions, and minimal committed forward funding obligations position UDR well to opportunistically utilize our investment grade balance sheet to enhance stakeholder returns," said Joe Fisher, UDR's President and Chief Financial Officer.

The Company's total indebtedness as of December 31, 2023 was $5.8 billion with only $332 million, or 5.7 percent of total consolidated debt, maturing through 2025, including principal amortization and excluding amounts on the Company's commercial paper program. As of December 31, 2023, the Company had $965.3 million of liquidity through a combination of cash and undrawn capacity on its credit facilities. Please see Attachment 13 of the Company's related quarterly Supplement for additional details on projected capital sources and uses.

In the table below, the Company has presented select balance sheet metrics for the quarter ended December 31, 2023 and the comparable prior year period.

	Quarter Ended December 31		
Balance Sheet Metric	4Q 2023	4Q 2022	Change
Weighted Average Interest Rate	3.40%	3.17%	0.23%
Weighted Average Years to Maturity[1]	5.6	6.7	(1.1)
Consolidated Fixed Charge Coverage Ratio	5.1x	5.3x	(0.2)x
Consolidated Debt as a percentage of Total Assets	32.9%	32.7%	0.2%
Consolidated Net Debt-to-EBITDAre	5.6x	5.6x	0.0x

(1) If the Company's commercial paper balance was refinanced using its line of credit, the weighted average years to maturity would have been 5.8 years both with and without extensions for 4Q 2023 and 6.8 years without extensions and 6.9 years with extensions for 4Q 2022.

Corporate Responsibility
As previously announced, during the quarter, the Company published its fifth annual ESG report, which detailed the Company's ongoing commitment to engaging in socially responsible activities, including establishing science-based emissions reduction targets that should contribute to a lower-carbon future. Concurrently, the Company announced that it earned the Regional Sector Leader designation from GRESB resulting from the Company's 2023 GRESB survey score of 87. In addition, the Company's GRESB Public Disclosure rating is "A", the fifth consecutive year UDR has achieved such a distinction.

Additionally, the Company was named to Newsweek's annual list of America's Most Responsible Companies for the third consecutive year. This distinction reflects the Company's comprehensive ESG program, innovative and adaptive culture, and commitment to corporate responsibility.

Dividend
As previously announced, the Company's Board of Directors declared a regular quarterly dividend on its common stock for the fourth quarter 2023 in the amount of $0.42 per share. The dividend was paid in cash on January 31, 2024 to UDR common shareholders of record as of January 10, 2024. The fourth quarter 2023 dividend represented the 205th consecutive quarterly dividend paid by the Company on its common stock.

In conjunction with this release, the Company's Board of Directors has announced a 2024 annualized dividend per share of $1.70, representing a 1.2 percent increase over the 2023 annualized dividend per share.

Supplemental Information
The Company offers Supplemental Financial Information that provides details on the financial position and operating results of the Company which, along with the related Investor Presentation, is available on the Company's website at ir.udr.com.

Conference Call and Webcast Information
UDR will host a webcast and conference call at 1:00 p.m. Eastern Time on February 7, 2024, to discuss fourth quarter and full-year 2023 results as well as high-level views for 2024. In connection with the conference call, the Company is also providing a related Investor Presentation. The webcast and related Investor Presentation will be available on the Investor Relations section of the Company's website at ir.udr.com. To listen to a live broadcast, access the site at least 15 minutes prior to the scheduled start time in order to register, download and install any necessary audio software. To participate in the teleconference dial 877-423-9813 for domestic and 201-689-8573 for international. A passcode is not necessary.

Given a high volume of conference calls occurring during this time of year, delays are anticipated when connecting to the live call. As a result, stakeholders and interested parties are encouraged to utilize the Company's webcast link for its earnings results discussion.

A replay of the conference call will be available through March 7, 2024, by dialing 844-512-2921 for domestic and 412-317-6671 for international and entering the confirmation number, 13743694, when prompted for the passcode. A replay of the call will also be available on UDR's website at ir.udr.com.

Full Text of the Earnings Report, Supplemental Data, and Investor Presentation
The full text of the earnings report, related quarterly Supplement, and related Investor Presentation will be available on the Company's website at ir.udr.com.

Forward-Looking Statements
Certain statements made in this press release may constitute "forward-looking statements." Words such as "expects," "intends," "believes," "anticipates," "plans," "likely," "will," "seeks," "estimates" and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements, by their nature, involve estimates, projections, goals, forecasts and assumptions and are subject to risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in a forward-looking statement, due to a number of factors, which include, but are not limited to, general market and economic conditions, unfavorable changes in the apartment market and economic conditions that could adversely affect occupancy levels and rental rates, the impact of inflation/deflation on rental rates and property operating expenses, the availability of capital and the stability of the capital markets, rising interest rates, the impact of competition and competitive pricing, acquisitions, developments and redevelopments not achieving anticipated results, delays in completing developments, redevelopments and lease-ups on schedule or at expected rent and occupancy levels, changes in job growth, home affordability and demand/supply ratio for multifamily housing, development and construction risks that may impact profitability, risks that joint ventures with third parties and DCP investments do not perform as expected, the failure of automation or technology to help grow net operating income, and other risk factors discussed in documents filed by the Company with the SEC from time to time, including the Company's Annual Report on Form 10-K and the Company's Quarterly Reports on Form 10-Q. Actual results may differ materially from those described in the forward-looking statements. These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this press release, and the Company expressly disclaims any obligation or undertaking to update or revise any forward-looking statement contained herein, to reflect any change in the Company's expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based, except to the extent otherwise required under the U.S. securities laws.

About UDR, Inc.
UDR, Inc. (NYSE: UDR), an S&P 500 company, is a leading multifamily real estate investment trust with a demonstrated performance history of delivering superior and dependable returns by successfully managing, buying, selling, developing and redeveloping attractive real estate communities in targeted U.S. markets. As of December 31, 2023, UDR owned or had an ownership position in 60,336 apartment homes including 359 homes under development. For over 51 years, UDR has delivered long-term value to shareholders, the best standard of service to Residents and the highest quality experience for Associates.